Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton to hold Q3 conference call & webcast

     CALGARY, Nov. 3 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) expects to issue a news release for its financial and operating results of third quarter of 2009 on Friday, November 6, 2009, prior to market open.
The Corporation's third quarter results will also be made available at
www.comptonpetroleum.com.
     Subsequent to the release, Compton will host a conference call and web cast with the investment community to discuss the Corporation's 2009 third quarter results on Friday, November 6, 2009 at 8:00 a.m. MST (10:00 a.m. EST).
The call will be hosted by Tim Granger, President and Chief Executive Officer.
Following management's presentation, there will be a question and answer session for analysts and investors.
     To participate in the conference call, please contact the conference operator ten minutes prior to the call at 1-866-249-1964 or 1-416-915-5651. A live audio web cast of the conference call will also be available on Compton's website at www.comptonpetroleum.com.
     The web cast will be archived two hours after the presentation on the web site, and posted on the web site for 90 days. A replay of the call will be available until November 13, 2009 by dialling 1-877-289-8525 or 1-416-640-1917 and entering access code 4179719.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly
River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York
Stock Exchange under the symbol CMZ.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:25e 03-NOV-09